Antisoma plc
Company Executive Incentive Plan grant

London, UK, 17 September 2007:
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Sh
Glyn Edwards	690,241
Raymond Spencer	307,779
Ursula Ney	479,773

Other employees have also been granted Performance Share awards over a total of 2,020,466 shares and Company Share Option Plan (CSOP) awards over a total of 888,398 shares.

The above Performance Share grant reflects the Company's practice of making biannual awards to all qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options.

The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 15 September 2007 and will normally become exercisable for three years, commencing on 15 September 2010. The Performance Shares are exercisable at 1p each. The CSOP awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 15 September 2007 and will normally become exercisable for seven years, commencing on 15 September 2010. The CSOP awards are exercisable at 31.75p each.

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma plc of their respective interests in these shares on 17 September 2007.

Enquires:

Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

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7 September 2007

Notification of Preliminary Results

Antisoma plc will be announcing its Preliminary Results for the year ended 30 June 2007 on Wednesday September 12th 2007.

For further information, please call:
Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

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